

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

February 13, 2018

James W. Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

> **Re: Lions Gate Entertainment Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2017**
> **Filed May 25, 2017**
> **Form 10-Q for the Fiscal Period Ended December 31, 2017**
> **Filed February 2, 2018**
> **File Nos. 001-14880**

Dear Mr. Barge:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2017

Note 8 – Debt

1.   We note from your risk factor disclosure on page 39 and in Note 8 that your Senior Credit Facilities and the indenture that governs the 5.875% Senior Notes contain a number of restrictive covenants, which includes your ability to pay dividends. Please tell us your consideration to disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends pursuant to Rule 4-08(e)(1) of Regulation S-X.

Note 16 – Segment Information

Tabular Disclosure of Tangible Assets by Geographic Location, page F-54

2.   We are not able to reconcile your total tangible assets as disclosed here to the face of the balance sheet. Please tell us and revise to disclose what is included in the composition of total tangible assets. Please revise your future filings to exclude any intangible assets from this disclosure, as applicable. Refer to ASC 280-10-50-41 and ASC 280-10-55-23.

Form 10-Q for the Fiscal Period Ended December 31, 2017

Note 15 – Contingencies

Litigation, page 37

3.   We note that you disclose several legal matters related to the Starz merger, and in some instances, you indicate that you intend to vigorously defend the action. It is not clear to us which of these claims, if any, have had amounts accrued under ASC 450-20-25-2 or if there are any potential future payments deemed reasonably possible in addition to amounts previously accrued. Please revise your future filings to disclose the following information for your loss contingencies in aggregate or individually: (1) the amount or range of reasonably possible losses in addition to the amounts accrued or (2) a statement that the reasonably possible losses cannot be estimated or are not material to your financial statements. Refer to ASC 450-20-50-3 through 50-5. We also suggest that you clarify the likely outcome using the language that is directly cited in ASC 450-20 (e.g. probable, reasonably possible, et al). Please provide us with your proposed revisions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jim Dunn at (202) 551-3724 or me at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure